UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        PENN TREATY AMERICAN CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    707874103
                                 (CUSIP Number)


Alan S. Parsow                with a copy to     David L. Hefflinger
General Partner                                  McGrath North Mullin
Elkhorn Partners Limited Partnership             & Kratz, PC LLO
P.O. Box 818                                     Suite 3700 First National Tower
Elkhorn, NE  68022                               Omaha, NE 68102
(402) 289-3217                                   (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 14, 2005
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103                13D                         Page 2 of 4 Pages

1.   Name of Reporting Person SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

         /X/      (a)                       / /      (b)

3.   SEC Use Only

4.   Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        / /

6.   Citizenship or Place of Organization

        Nebraska

                          7. Sole Voting Power

                                1,408,729 Shares
        Number of
        Shares            8. Shared Voting Power
        Beneficially
        Owned by                0
        Reporting
        Person            9. Sole Dispositive Power
        With
                                1,408,729 Shares

10.  Shared Dispositive Power

        0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,408,729 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

        / /

13.  Percent of Class Represented by Amount in Row 11

        Approximately 8.9% of voting securities

14.  Type of Reporting Person

        PN

CUSIP NO. 707874103               13D                         Page 3 of 4 Pages



ITEM 1.  SECURITY AND ISSUER.

     The securities to which this Schedule 13D relates are shares of common stock of Penn Treaty American Corporation ("Penn Treaty"), whose principal executive offices are located at 3440 Lehigh Street, Allentown, PA 18103. Elkhorn Partners Limited Partnership (the "Partnership") is the entity making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is being filed by the Partnership. The sole general partner of the Partnership is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of the Partnership consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither the Partnership nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership has acquired Penn Treaty common stock through open market purchases. The purchase price was obtained from the Partnership's working capital and from margin account borrowings from brokers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Partnership has acquired the Penn Treaty common stock as an investment. The Partnership intends to review on a continuing basis its investment in the Penn Treaty common stock, Penn Treaty's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnership may purchase additional Penn Treaty common stock either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnership may dispose of the Penn Treaty common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise. In addition, the Partnership reserves the right to take such other action in respect of its investment in the Penn Treaty common stock as it may deem appropriate in light of the circumstances existing from time to time, including, without limitation, seeking representation on the board of directors of Penn Treaty or taking other steps with management designed to enhance shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of September 27, 2005, the Partnership owns 1,408,729 shares of Penn Treaty common stock, which includes 492,300 shares of Penn Treaty common stock and 916,429 shares of Penn Treaty common stock issuable upon conversion of the Penn Treaty convertible subordinated notes held by the Partnership. The Penn Treaty Form 10-Q for the quarter ended June 30, 2005 reported that there were outstanding 15,001,164 shares of Penn Treaty common stock as of September 22, 2005. Based on this number and conversion of the Penn Treaty convertible subordinated notes held by the Partnership, the Partnership owns approximately 8.9% of the Penn Treaty common stock.

     (c) During the past 60 days, the Partnership purchased 205,300 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $8.25 to $10.57 per share.

CUSIP NO. 707874103                13D                        Page 4 of 4 Pages



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Penn Treaty including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: September 28, 2005


                                        Elkhorn Partners Limited Partnership



                                                /s/ Alan S. Parsow
                                        By:________________________________
                                           Alan S. Parsow
                                           General Partner